Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 29, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NUVEI CORPORATION

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA67079A1021
CA67079A2011

	CUSIP:	67079A102
67079A201

2	Date Fixed for the Meeting:	June 18, 2024

3	Record Date for Notice:	May 9, 2024

4	Record Date for Voting:	May 9, 2024

5	Beneficial Ownership Determination Date:	May 9, 2024

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	SUBORDINATE VOTING SHARES MULTIPLE VOTING SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	SUBORDINATE VOTING SHARES MULTIPLE VOTING SHARES

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

VANCOUVER 733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6 T 604 689-3334	CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964